SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                               AMENDMENT NO. 9
                                     TO
                                SCHEDULE 13D

                                 Under the
                        Securities Exchange Act of 1934


                               USG CORPORATION
                              ________________
                              (Name of Issuer)

                          Common Stock ($.10 par value)
                         ______________________________
                         (Title of Class of Securities)

                                  903293405
                               ______________
                               (CUSIP Number)


                           Ronald N. Graves Esq.
               J.R. Simplot Self Declaration of Revocable Trust
                          J.R. Simplot Foundation
                              999 Main Street
                             Boise Idaho  83702
                          Telephone  (208) 336 2110
               _________________________________________________
              (Names addresses and telephone numbers of persons
               authorized to receive notices and communications)



                             May 16, 2002
                     _____________________________
                     (Date of event which requires
                       filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this statement because of Rule 13d 1(e) 13d 1(f) or 13d 1(g) check the following box: [ ]

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)

3)     SEC Use Only

4)     Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       US

Number of      7)     Sole Voting Power         2,008,400
Shares
Beneficially   8)     Shared Voting Power         100,000
Owned
by Each        9)     Sole Dispositive Power    2,008,400
Reporting
Person With    10)    Shared Dispositive Power    100,000


11)     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,108,400 shares

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)     Percent of Class Represented by Amount in Row (11)

        4.9%

14)     Type of Reporting Person

        IN

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       J.R. Simplot Foundation

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)

3)      SEC Use Only

4)      Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)      Citizenship or Place of Organization

        US

Number of      7)     Sole Voting Power         100,000
Shares
Beneficially   8)     Shared Voting Power
Owned
by Each        9)     Sole Dispositive Power    100,000
Reporting
Person With    10)    Shared Dispositive Power


11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       100,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

      .2%

14)    Type of Reporting Person

       IN

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Don J. Simplot

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)

3)     SEC Use Only

4)     Source of Funds

       PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       US

Number of         7)     Sole Voting Power                0
Shares
Beneficially      8)     Shared Voting Power        100,000
Owned
by Each           9)     Sole Dispositive Power           0
Reporting
Person With:      10)    Shared Dispositive Power   100,000


11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       100,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13     Percent of Class Represented by Amount in Row (11)

       .2%

14)    Type of Reporting Person

       IN

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       Scott R. Simplot

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)

3)     SEC Use Only

4)     Source of Funds

       PF/00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       US

Number of      7)     Sole Voting Power                  0
Shares
Beneficially   8)     Shared Voting Power          100,000
Owned
by Each        9)     Sole Dispositive Power             0
Reporting
Person With:   10)    Shared Dispositive Power     100,000

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

        100,000 shares

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)     Percent of Class Represented by Amount in Row (11)

       .2%

14)    Type of Reporting Person

       IN
                             Page 5 of 10

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       JRS Investments LLC/EIN 82 0514633

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)

3)     SEC Use Only

4)     Source of Funds

       00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       Idaho

Number of        7)     Sole Voting Power            170,000
Shares
Beneficially     8)     Shared Voting Power                0
Owned
by Each          9)     Sole Dispositive Power       170,000
Reporting
Person With:     10)    Shared Dispositive Power           0


11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       170000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       .4%

14)    Type of Reporting Person

       CO

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons

       JRS Properties III L.P., EIN: 82-0514634

2)     Check the Appropriate Box if a Member of a Group

       (a)

       (b)

3)     SEC Use Only

4)     Source of Funds

       00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

       Idaho

Number of         7)     Sole Voting Power       170,000
Shares
Beneficially      8)     Shared Voting Power           0
Owned
by Each           9)     Sole Dispositive Power  170,000
Reporting
Person With:      10)     Shared Dispositive Power     0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person

       170,000 shares

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)    Percent of Class Represented by Amount in Row (11)

       .4%

14)    Type of Reporting Person
       CO

ITEM 1.  SECURITY AND ISSUER.

     The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin Street, Chicago, Illinois 60606. This Amendment No. 9 amends the Schedule 13D originally filed on December
28, 1998 on behalf of the J.R. Simplot Self Declaration of Revocable Trust dated December 21, 1989 (the "Trust"), as amended by Amendment No. 1 to
Schedule 13D filed on January 26, 1999, as amended by Amendment No. 2 to
Schedule 13D filed on April 23, 1999, as amended by Amendment No. 3 to
Schedule 13D filed on November 12, 1999, as amended by Amendment No. 4 to
Schedule 13D filed on December 2, 1999, as amended by Amendment No. 5 to
Schedule 13D filed December 29 1999, as amended by Amendment No. 6 to
Schedule 13D filed October 20 2000, as amended by Amendment No. 7 to Schedule 13D filed November 22, 2000, and as amended by Amendment No. 8 to Schedule 13D filed March 8, 2002. The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

     The purpose of this Amendment is to report sales of Stock by the Trust resulting in holdings less than 5% of the outstanding Stock of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a   b)  As of May 16, 2002, the Trust owned directly 1,838,400 shares of Stock, representing 4.3% of the outstanding Stock of the Issuer. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares.

     As of May 16, 2002, Mr. Simplot, through the Trust, JRS Investments and JRS Properties III, owned and had voting and investment power with respect to 170,000 shares representing .4% of the outstanding Stock of the Issuer.

     As of May 16, 2002, the Foundation owns 100,000 shares, representing .2% of the outstanding Stock of the Issuer. Mr. Simplot shares with the other directors of the Foundation the power to vote and dispose of the shares of Stock held by the Foundation.

     Based upon information contained in the 10-Q Quarterly Report of the Issuer filed with the Securities and Exchange Commission for the quarter ended March 31, 2002 (the "10-Q"), the shares owned by the Trust, the Foundation and JRS Properties III constitute approximately 4.9% of the 43,250,738 shares of Stock outstanding, as reported in the 10-Q.

      (c) Subsequent to filing Amendment No. 8 to the Schedule 13D the Trust sold the following Stock in open market sales through ordinary brokerage transactions:

          Date of Sale          Amount Sold          Price
          ____________          ___________          _____

          5/8/02                23,500               $6.994
          5/9/02                12,700                7.000
          5/10/02               30,800                6.982
          5/13/02               81,700                6.902
          5/14/02               42,400                6.961
          5/15/02               37,500                7.250
          5/16/02               40,000                6.916

     (d)  Not applicable.

     (e) As of May 16, 2002, the Trust ceased to be a beneficial owner of more than five percent of Stock of the Issuer. Therefore, this Amendment constitutes the final amendment to the Schedule 13D of these Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.


                             THE J.R. SIMPLOT SELF DECLARATION OF
                             REVOCABLE TRUST, DATED DECEMBER 21, 1989,
                             AS AMENDED


                                    /s/ J.R. Simplot
Date:  May 21, 2002          By ___________________________________
                                J.R. Simplot, Trustee

                             J.R. SIMPLOT FOUNDATION


                                    /s/ J.R. Simplot
Date:  May 21, 2002          By ___________________________________
                                J.R. Simplot, Trustee




                             JRS PROPERTIES III L.P.,
                             AN IDAHO LIMITED PARTNERSHIP,
                             BY ITS SOLE GENERAL PARTNER

                             JRS INVESTMENTS L.L.C.,
                             AN IDAHO LIMITED LIABILITY COMPANY
                             BY ITS MANAGER

                             THE J.R. SIMPLOT SELF DECLARATION OF
                             REVOCABLE TRUST DATED DECEMBER 21,
                             1989, AS AMENDED


                                     /s/ J.R. Simplot
Date:  May 21, 2002          By __________________________________
                                J.R. Simplot, Trustee

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